UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

G-III Apparel Group, Ltd.

(Exact name of registrant as specified in its charter)

Delaware	0-18183	41-1590959
(State or other jurisdiction or	(Commission File Number)	(IRS Employer Identification No.)
incorporation or organization)

512 Seventh Avenue
New York, New York		10018
(Address of principal executive offices)		(Zip Code)

Neal S. Nackman		(212) 403-0500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

⌧   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure

Introduction

This Specialized Disclosure Report on Form SD (“Form SD”) of G-III Apparel Group, Ltd. (“G-III,” “we,” “us,” or “our”) for the year ended December 31, 2020 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended.

Company Overview

G-III designs, sources and markets women’s and men’s apparel at a wide range of retail price points. Our product offerings primarily include outerwear, dresses, sportswear, swimwear, women’s suits and women’s performance wear. We also market footwear and accessories including women’s handbags, small leather goods, cold weather accessories, and luggage.

Conflict Minerals Policy

Our Conflict Minerals Policy is publicly available in the Investor Relations section of our website at http://www.giii.com under the heading “Investors - Corporate Governance - Conflict Minerals Policy.”  Except as expressly provided herein, the information on, or that can be accessed through, our website is not part of this Form SD.

Item 1.01 Conflict Minerals Disclosure and Report

G-III has filed a Conflict Minerals Report as Exhibit 1.01 to this Form SD.  The Conflict Minerals Report is also publicly available at http://www.giii.com under the heading “Investors - SEC Filings.”

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

G-III APPAREL GROUP, LTD.

By:	/s/ Neal S. Nackman	June 1, 2021
	Neal S. Nackman	(Date)
Chief Financial Officer